

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Richard F. Corrado
President and Chief Executive Officer
Air Transport Services Group, Inc.
145 Hunter Drive
Wilmington, Ohio 45177

> **Re: Air Transport Services Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 14, 2022**
> **File No. 000-50368**

Dear Richard F. Corrado:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program